

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

<u>Via Email</u>
Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

> **Re: Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2010**
> **Filed on September 28, 2010**
> **File No. 000-30204**

Dear Mr. Watai:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor